SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549



                                    FORM 11-K



               [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934
                   For the fiscal year ended December 31, 1995

                                       OR

             [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934
                        For the transition period from to

                          Commission File Number 1-3526



                A. Full title of the plan and the address of the plan,
                   if different from that of the issuer named below:

                      SOUTHERN ELECTRIC INTERNATIONAL, INC.
                       SAVINGS PLAN FOR COVERED EMPLOYEES


                       c/o SOUTHERN ENERGY RESOURCES, INC.
                               900 Ashford Parkway
                             Atlanta, Georgia 30338



             B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:



                              THE SOUTHERN COMPANY
                            270 Peachtree Street, NW
                             Atlanta, Georgia 30303

                      SOUTHERN ELECTRIC INTERNATIONAL, INC.
                       SAVINGS PLAN FOR COVERED EMPLOYEES

                                    FORM 11-K

                                DECEMBER 31, 1995
                                       and
                                 JANUARY 1, 1995



                                TABLE OF CONTENTS


                                                                                          Page No.
Exhibits                                                                                      3

Report of Independent Public Accountants                                                      4

Statements of Net Assets Available for Benefits, With Fund Information--
   December 31, 1995 and January 1, 1995                                                      5

Statement of Changes in Net Assets Available for Benefits, With Fund
   Information--for the year ended December 31, 1995                                          6

Notes to Financial Statements and Schedules                                                   7

Schedule I - Item 27a - Schedule of Assets Held for Investment Purposes--
   December 31, 1995                                                                         12

Schedule II - Item 27d - Schedule of Reportable Transactions--for the year ended
   December 31, 1995                                                                         13

Signature                                                                                    14

Consent of Independent Public Accountants                                                    15


                                    EXHIBITS


A    - Southern Electric International, Inc. Savings Plan for Covered Employees.
      (Designated in Registration No. 33-58371, as Exhibit 4(c).)

B    - Consent of Independent Public Accountants.

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


To the Benefit Plan Administration Committee of the Southern Electric International, Inc.
Savings Plan for Covered Employees:


We have audited the accompanying statements of net assets available for benefits, with fund information, of the SOUTHERN ELECTRIC INTERNATIONAL, INC. SAVINGS PLAN FOR COVERED EMPLOYEES as of December 31, 1995 and January 1, 1995 and the related statement of changes in net assets available for benefits, with fund information, for the year ended December 31, 1995. These financial statements and the schedules referred to below are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and schedules based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1995 and January 1, 1995 and the changes in net assets available for benefits for the year ended December 31, 1995, in conformity with generally accepted accounting principles.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions are presented for purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The fund information in the statement of net assets available for benefits and the statement of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for benefits and changes in net assets available for benefits of each fund. The supplemental schedules and fund information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.


/s/ ARTHUR ANDERSEN LLP
ARTHUR ANDERSEN LLP

Atlanta, Georgia
August 22, 1997
                                      - 4 -

                      SOUTHERN ELECTRIC INTERNATIONAL, INC.

                       SAVINGS PLAN FOR COVERED EMPLOYEES


                STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS,

                              WITH FUND INFORMATION

                      DECEMBER 31, 1995 AND JANUARY 1, 1995




                                 The Southern Company        Merrill       Merrill    Merrill
                                     Common Stock            Lynch         Lynch      Lynch
                             --------------------------     Retirement     Equity     Capital  Participant  December 31, January 1,
                             Nonparticipant- Participant-  Preservation   Index Trust  Fund       Loan          1995        1995
                                Directed     Directed        Trust Fund       Fund    Class A     Fund          Total       Total
                            --------------  -------------   -------------  ----------  --------  -----------   ---------   -------
INVESTMENTS, at fair value:
    Common stock                 $146,633     $552,632      $      0      $     0      $      0    $     0   $   699,265        $0
    Mutual funds                        0            0             0       96,448       174,803          0       271,251         0
    Loans to participants               0            0             0            0             0     78,445        78,445         0

INVESTMENTS, at contract value:
  Fixed income collective trust fund    0            0       184,061            0             0          0       184,061         0

EMPLOYER CONTRIBUTIONS RECEIVABLE    6,575           0             0            0             0          0         6,575         0

EMPLOYEE CONTRIBUTIONS RECEIVABLE        0        8,222        2,755        3,012         4,419          0        18,408         0
                                  --------     --------     --------      -------      --------    -------    ----------        ---
NET ASSETS AVAILABLE FOR BENEFITS $153,208     $560,854     $186,816      $99,460      $179,222    $78,445    $1,258,005        $0
                                  ========     ========     ========      =======      ========    =======    ==========        ==

The accompanying notes are an integral part of these statements.




                                 SOUTHERN ELECTRIC INTERNATIONAL, INC.

                                     SAVINGS PLAN FOR COVERED EMPLOYEES

                      STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS,

                                        WITH FUND INFORMATION,

                                     FOR THE YEAR ENDED DECEMBER 31, 1995




                                              The Southern Company       Merrill      Merrill     Merrill
                                                   Common Stock          Lynch        Lynch       Lynch
                                         ----------------------------   Retirement    Equity      Capital    Participant
                                         Nonparticipant-  Participant-  Preservation  Index Trust  Fund         Loan
                                            Directed        Directed    Trust Fund    Fund        Class A       Fund       Total
                                         --------------   ----------    ----------    ----------- -------     ---------   ------
ADDITIONS TO NET ASSETS ATTRIBUTED TO:
    Investment income:
       Dividends                             $  2,226   $ 11,305      $  6,119      $      0    $ 15,702     $      0   $   35,352
       Interest                                     0      1,207           170           479       1,035            0        2,891
       Net appreciation in fair value of
           investments                         13,051     72,297             0        11,910       5,282            0      102,540
                                             --------   --------      --------      --------    --------      -------   ----------
                                               15,277     84,809         6,289        12,389      22,019            0      140,783
                                             --------   --------      --------      --------    --------      -------   ----------
    Contributions:
       Employer                               137,931          0             0             0           0            0      137,931
       Employee                                     0    492,133       195,497       105,785     185,876            0      979,291
                                              137,931    492,133       195,497       105,785     185,876            0    1,117,222
    Loan principal and interest payments            0      3,762           806         1,773       3,409       (9,750)           0
                                             --------   --------      --------      --------    --------      -------   ----------
              Total additions                 153,208    580,704       202,592       119,947     211,304       (9,750)   1,258,005
                                             --------   --------      --------      --------    --------      -------   ----------

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
    Benefit payments                                0          0             0             0           0            0            0
    New loans issued                                0     29,428        13,844        15,152      29,771      (88,195)           0
                                             --------   --------      --------      --------    --------      -------   ----------
              Total deductions                      0     29,428        13,844        15,152      29,771      (88,195)           0
                                             --------   --------      --------      --------    --------      -------   ----------
INTERFUND TRANSFERS                                 0      9,578        (1,932)       (5,335)     (2,311)           0            0
                                             --------   --------      --------      --------    --------      -------   ----------
NET INCREASE                                  153,208    560,854       186,816        99,460     179,222       78,445    1,258,005

NET ASSETS AVAILABLE FOR BENEFITS, beginning
 of year                                            0          0             0             0           0            0            0
                                             --------   --------      --------      --------    --------      -------   ----------
NET ASSETS AVAILABLE FOR BENEFITS,
 end of year                                 $153,208   $560,854      $186,816      $ 99,460    $179,222     $ 78,445   $1,258,005
                                             ========   ========      ========      ========    ========     ========   ==========



The accompanying notes are an integral part of this statement.

                                                                          - 6 -



                      SOUTHERN ELECTRIC INTERNATIONAL, INC.

                       SAVINGS PLAN FOR COVERED EMPLOYEES


                   NOTES TO FINANCIAL STATEMENTS AND SCHEDULES

                      DECEMBER 31, 1995 AND JANUARY 1, 1995



  1.  PLAN DESCRIPTION

      General

      The Southern Electric International, Inc. Savings Plan for Covered Employees (the "Plan") is a defined contribution plan sponsored by Southern Energy Resources, Inc., (the "Company") covering those employees of the Company who are located at its Mobile, Alabama facility and who are covered by a collective bargaining agreement that provides for participation in the Plan.

      The Company, through a wholly owned subsidiary, Mobile Energy Services Company, Inc., acquired certain assets of Scott Paper Company and assigned those assets to Mobile Energy Services Company, L.L.C. Under the employee transition agreement of the purchase, certain former Scott Paper Company employees became employees of the Company. The Plan was established January 1, 1995, and all previous Scott Paper Company employees employed by the Company who were subject to collective bargaining agreements were immediately eligible to participate. Full-time eligible employees hired after January 1, 1995 become eligible to participate after completion of one year of service, as defined by the Plan. The Plan is subject to the applicable provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"), as amended. The purpose of the Plan is to provide eligible employees a qualified plan which meets the requirements of Sections 401(a) and 401(k) of the Internal Revenue Code of 1986 (the "Code"). The following description provides only general information about the Plan as in effect December 31, 1995. Participants should refer to the plan document for a more complete description of the Plan's provisions, certain of which have been amended from time to time.

      Plan Administration

      The Company appointed Merrill Lynch Trust Company (the "Trustee") as trustee. The Trustee executes investment transactions for the Plan. The Benefit Plan Administration Committee appointed by the Company serves as plan administrator.

      Contributions and Withdrawals

      Participants may contribute from 1% to 16% of their compensation annually, subject to certain limitations as defined by the Plan, and participants may change these percentages at any time. The Company provides a matching contribution equal to 60% of each participant's contribution up to a maximum of 6% of compensation for 1995. The Company's matching contribution is invested solely in The Southern Company common stock.

      Each participant's account is credited with the participant's contribution, an allocation of the Company's contribution, and plan earnings (losses). Allocations are based on participant compensation or account balances, as defined.

      Benefits

      A participant may elect to receive an amount equal to the value of the participant's vested interest in his or her account upon termination of service. The forms of payment are lump-sum distributions or, for retirees, annual installments for a period not to exceed 20 years.

      Vesting

      Participants are immediately vested in their accounts.

      Investment Options

      Participants are offered four investment options in which they may invest their contributions. Participants are allowed to change their investment elections at any time. A description of each investment option available at December 31, 1995 is provided below:

               o   Merrill Lynch Retirement Preservation Trust Fund

                   This fund invests in government agency securities, guaranteed investment contracts, and money market instruments.

               o   Merrill Lynch Capital Fund Class A

                   This fund invests primarily in equity securities, corporate bonds, and money market securities.

               o   Merrill Lynch Equity Index Trust Fund

                   This fund invests in certain common stocks that approximately comprise the performance of the Standard & Poor's 500 composite stock price index.

               o   Company Stock Fund

                   This fund invests primarily in The Southern Company common stock.

      Loans to Participants

      A participant may borrow the lesser of $50,000, less his/her highest outstanding loan balance in the previous 12 months, or 50% of his/her vested account balance, with a minimum loan amount of $1,000. Loans are repayable through payroll deductions over the respective term of the loan. The interest rate is determined by the plan administrator based on prevailing market conditions and is fixed over the life of the note.


2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

      Basis of Accounting

      The accompanying financial statements have been prepared using the accrual basis of accounting.

      Use of Estimates

      The preparation of the financial statements in conformity with generally accepted accounting principles requires the Plan's management to use estimates and assumptions that affect the accompanying financial statements and disclosures. Actual results could differ from these estimates.

      Administrative Expenses

      Substantially all administrative expenses are paid by the Company.

      Investment Valuation

      Investments other than investment contracts are stated at market value. Securities traded on a national securities exchange are valued at the last reported sales price on the last business day of the year; investments traded in the over-the-counter market and listed securities for which no sale was reported on the last day of the plan year are valued at the last reported bid price.

      On September 23, 1994, the American Institute of Certified Public Accountants issued Statement of Position ("SOP") 94-4, "Reporting of Investment Contracts Held by Health and Welfare Benefit Plans and Defined Contribution Pension Plans," which requires investment contracts that are not fully benefit-responsive to be reported at contract value.

      The Plan adopted this statement effective January 1, 1995. The Plan's investment in the Merrill Lynch Retirement Preservation Trust Fund is fully benefit-responsive and is presented at contract value on the accompanying statements of net assets available for benefits. The contract value approximates fair value as of December 31, 1995. The crediting interest rate was 6.49% at December 31, 1995, and the yield was 6.73% for the year ended December 31, 1995.

      Net Appreciation in Fair Value of Investments

      Net realized gains (losses) and unrealized appreciation (depreciation) are recorded in the accompanying statement of changes in net assets available for benefits, with fund information, as net appreciation in fair value of investments.


3.    INVESTMENTS

      Individual assets that represent 5% or more of the Plan's net assets available for benefits as of December 31, 1995 are as follows:

         Investments, at fair value:
             The Southern Company common stock                     $   699,265
             Merrill Lynch Equity Index Trust Fund                      96,448
             Merrill Lynch Capital Fund Class A                        174,803
         Investments, at contract value:
             Merrill Lynch Retirement Preservation Trust Fund          184,061


  4.  TAX STATUS

      The Company received a determination letter dated July 24, 1996 in which the Internal Revenue Service stated that the Plan, as adopted, was in compliance with the applicable requirements of the Code. The Company has subsequently received a second favorable determination letter dated January 27, 1998 which also states that the Plan is in compliance with the applicable requirements of the Code. The second letter is subject to adoption of the Second Amendment to the plan which will be executed in the near future. The plan administrator believes that the Plan is currently designed and is being operated in compliance with the applicable requirements of the Code. Therefore, the plan administrator believes that the Plan was qualified and tax-exempt for the year ended December 31, 1995.


  5.  PLAN TERMINATION

      Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

6.    SUBSEQUENT EVENTS

      Effective October 5, 1996, the Plan was renamed the Southern Energy, Inc. Savings Plan for Covered Employees.

      Effective June 23, 1997, the Plan was amended to permit members of the International Brotherhood of Electrical Works Local 2129 to contribute from 1% to 18% of their compensation to the Plan.

                                                               SCHEDULE I



                      SOUTHERN ELECTRIC INTERNATIONAL, INC.

                       SAVINGS PLAN FOR COVERED EMPLOYEES


            ITEM 27a--SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

                                DECEMBER 31, 1995





     Identity of Issuer, Borrower,                                                                                    Current
        Lessor, or Similar Party             Description of Investment                                   Cost         Value
     ---------------------------    ------------------------------------------------------------        ---------    ------------


 *    The Southern Company          28,990 shares of common stock                                        $  615,048   $  699,265
 *    Merrill Lynch                 Merrill Lynch Retirement Preservation Trust Fund                        184,061      184,061
 *    Merrill Lynch                 2,483 units of Merrill Lynch Equity Index Trust Fund                     85,291       96,448
 *    Merrill Lynch                 5,868 units of Merrill Lynch Capital Fund Class A                       170,637      174,803
 *    Various plan participants     Participant loans, with interest rates ranging from 8.25% to 8.75%       78,445       78,445
                                                                                                         ----------   ----------
                                                                                                         $1,133,482   $1,233,022
                                                                                                         ==========   ==========





                        *Represents a party in interest.

          The accompanying notes are an integral part of this schedule.

                                                                 SCHEDULE II



                      SOUTHERN ELECTRIC INTERNATIONAL, INC.

                       SAVINGS PLAN FOR COVERED EMPLOYEES


                  ITEM 27d--SCHEDULE OF REPORTABLE TRANSACTIONS

                      FOR THE YEAR ENDED DECEMBER 31, 1995







                                                                     Purchases                           Sales
                                                             -------------------------  -----------------------------------------

                                                               Number of     Purchase    Number of   Selling    Cost of      Net
  Identity of Party Involved     Description of Investment    Transactions    Price     Transactions  Price     Assets       Gain
 ---------------------------   ---------------------------- --------------  ---------  ------------- -------  ---------     ------

*     Southern Company         Common stock                        76       $643,345       12       $29,428     $28,297      $1,131
*     Merrill Lynch            Merrill Lynch
                                 Retirement Preservation
                                 Trust Fund,
                                 a fixed income
                                 collective
                                 trust fund                        56        199,837        6        15,776      15,776           0
*     Merrill Lynch            Merrill Lynch
                                 Equity Index
                                 Trust Fund, an
                                 equity mutual fund                44        105,162       11        20,623      19,871         752
*     Merrill Lynch            Merrill Lynch
                                 Capital Fund
                                 Class A, an
                                 equity mutual fund                48        201,738        9        32,217      31,101       1,116






                        *Represents a party in interest.

          The accompanying notes are an integral part of this schedule.

                                    SIGNATURE



         Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed by the undersigned thereunto duly authorized.



                SOUTHERN ENERGY, INC.
                SAVINGS PLAN FOR COVERED EMPLOYEES
                (formerly known as the Southern Electric International, Inc. Savings Plan for Covered Employees)





                /s/ Vance Booker
                Vance Booker
                Vice President, Administration
                of Southern Energy Resources, Inc.


August 21, 1998